Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
April 26, 2017	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

David Manion

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 (File No. 333-191925)

Dear Mr. Manion and Ms. Dobelbower:

On behalf of FS Investment Corporation III (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations on April 20, 2017 and April 25, 2017 regarding the Company’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-191925) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Generally

1. The consent of the independent registered accounting firm will be stale following April 26, 2017. If the Registration Statement is not declared effective by April 26, 2017, please file an updated consent.

If the Registration Statement is not declared effective by April 26, 2017, the Company will file an updated consent.

2. Please supplementally confirm that all of the Company’s wholly-owned subsidiaries are consolidated in the Company’s financial statements.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 2

The Company confirms that all of its wholly-owned subsidiaries are consolidated in the Company’s financial statements.

Prospectus Summary

3. In the first paragraph on page 2, the Company uses the term “anchor orders.” Please clarify such term.

The Company will clarify such term by adding the following parenthetical after the term “anchor orders”:

“(i.e., opportunities that are originated and then syndicated by a commercial or investment bank but where we provide a capital commitment significantly above the average syndicate participant)”

4. In the first paragraph on page 3, the disclosure provides that the Company’s non-traded structure allows it to operate with a long-term view, “similar to that of other types of private investment funds…” Please consider deleting the phrase “other types of”.

The Company will delete the phrase “other types of.”

5. On page 14 under the heading “Limited Investment Competition,” the disclosure provides that regulatory changes and other factors have diminished the role of traditional financial institutions “and certain other capital providers”. Please clarify who are the other capital providers.

The Company respectfully submits that it will instead delete the above-referenced disclosure.

6. In future filings, please provide additional detail regarding the permanent waiver of the portion of the base management fee, including the amount of the base management fee under the investment advisory and administrative services agreement and the amount permanently waived.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 3

In future filings, the Company will revise the first paragraph under the heading “Advisory Fees” as follows (by adding the underlined language and deleting the stricken language):

“Pursuant to the investment advisory and administrative services agreement, FSIC III Advisor is entitled to an annual base management fee of 2.0% based on the average weekly value of our gross assets and an incentive fee based on our performance. FSIC III Advisor shares a portion of these fees with GDFM pursuant to the investment sub-advisory agreement. We commenced accruing fees under the investment advisory and administrative services agreement on April 2, 2014, upon commencement of our investment operations. FSIC III Advisor has contractually agreed, effective February 3, 2017, to permanently waive ~~a portion~~0.25% of the base management fee so that the fee received equals 1.75% of our average weekly gross assets.”

Fees and Expenses, Page 30

7. In footnote 2 to the Fees and Expenses table, the disclosure provides that prior to the IBD Channel closing, the sales load consisted of selling commission and dealer manager fees of up to 7.0% and 2.0%, respectively. Please confirm if 2.0% should be 3.0%.

The Company confirms that the reference to dealer manager fees of up to 2.0% should be 3.0% and will update the disclosure accordingly.

Selected Financial Data, Page 38

8. For the year ended December 31, 2014, the per share data for net investment income and net increase (decrease) in net assets resulting from operations have been restated. Please provide an explanation for such restatement.

The per share data for net investment income and net increase (decrease) in net assets resulting from operations for the year ended December 31, 2014 have been changed as a result of a comment that the Company received from the Staff. In the Company’s previous filings, the selected financial data reflected such per share data for the year ended December 31, 2014, whereas such per share data in the Registration Statement has been updated to reflect the period from April 2, 2014 (Commencement of Operations) through December 31, 2014.

9. In footnote 4 to the table in respect of the total return disclosure, please consider adding a cross-reference to Note 11. Financial Highlights to the Company’s financial statements.

The Company will provide a cross-reference to Note 11. Financial Highlights to the Company’s financial statements in footnotes 4 and 5 in respect of the total return disclosure.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 4

Risk Factors, Page 67

10. In the risk factor “Risks Related to Debt Financing—We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage,” the disclosure provides that a decision to utilize leverage will increase the Company’s assets, and as a result, will increase the amount of management fees payable to FSIC III Advisor. Please offset or bold this disclosure.

The Company will offset this disclosure into a new paragraph and will add the following cross-reference:

‘See “Risks Related to FSIC III Advisor and Its Affiliates—FSIC III Advisor, GDFM and their respective affiliates, including our officers and some of our directors, face conflicts of interest as a result of compensation arrangements between us and FSIC III Advisor, and FSIC III Advisor and GDFM, which could result in actions that are not in the best interests of our stockholders.”’

Distributions, Page 80

11. In future filings, please add a cross-reference to a discussion in the Prospectus of the expense reimbursement agreement, including amounts reimbursed to the Company by FS Investments thereunder and the repayment of such amounts to FS Investments, if any, in the third paragraph on page 80.

The Company respectfully submits that the third paragraph on page 80 contains the following cross-reference: “See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Expense Reimbursement” for a detailed discussion of the expense reimbursement agreement, including amounts reimbursed to us by FS Investments thereunder and the repayment of such amounts to FS Investments.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 132

12. In the interest sensitivity table, please confirm the accuracy of the numbers in the table. Please supplementally explain why a decrease in interest rates of 100 basis points results in an increase of interest income.

The Company confirms the accuracy of the numbers in the table. The interest sensitivity table

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 5

accounts for the Company’s total return swap, with interest income and interest expense presented on a net basis. A decrease in interest rates of 100 basis points causes the floating interest expense of the total return swap to decrease by an amount that exceeds the decrease in interest income on the variable rate investments held in the total return swap that have interest rate floors generally of at least 100 basis points, resulting in a net increase in interest income for the Company.

Portfolio Management, Page 194

13. In the subsection “GDFM Potential Conflicts of Interest—The Firm’s Policies and Procedures,” the disclosure states there are policies and procedures that “reduce the positive synergies that we expect GDFM to utilize for purposes of recommending investment opportunities.” Please revise this sentence for plain English.

The Company will revise the disclosure as follows (by adding the underlined language and deleting the stricken language):

“Furthermore, in addressing related conflicts and regulatory, legal and contractual requirements across its various businesses, the Firm has implemented certain policies and procedures (e.g., information walls) that reduce the benefits to us otherwise expected from engaging ~~positive synergies that we expect~~ GDFM ~~to utilize~~ for purposes of recommending investment opportunities.”

Financial Statements, Note 8. Financing Arrangement, Page F-67

14. In future filings, in the table summarizing the underlying loans subject to the total return swap, please indicate by footnote disclosure or otherwise whether the Company also held a direct investment in any of the underlying borrowers of such underlying loans for the period presented.

The Company will indicate by footnote disclosure or otherwise whether the Company also held a direct investment in any of the underlying borrowers of such underlying loans for the period presented.

* * * * * * *

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 6

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:       Stephen S. Sypherd

              FS Investment Corporation III